SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                       Commission File Number:  1-8101

                         NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
[ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  June 28, l996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Norm N-SAR

For the Transition Period Ended:  N/A

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                       Part I.  Registrant Information

Full name of registrant:  DDL Electronics, Inc.
                         ----------------------

Former name if applicable:  N/A

Address of principal executive office (Street and number): 2151 Anchor Court
                                                           -----------------

City, State and Zip Code:  Newbury Park, California 91320
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                      Part II.  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant depends upon its Chief Financial Officer, Richard K. Vitelle, to plan and prepare its periodic reports to the Commission. He has no professional staff support in this regard. Furthermore, Mr. Vitelle has other considerable managerial duties since he is one of only two executive officers servicing the registrant. Publication of the registrant's Annual Report on Form 10-K for its fiscal year ended June 28, 1996 ("fiscal 1996") will be delayed due to competing demands on Mr. Vitelle's time and the lack of staff assistance for the registrant's financial reporting function.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Richard K. Vitelle           805                     376-9415
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(Name)                   (Area code)           (Telephone number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of l934 or Section 30 of the Investment Company Act of l940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 1996, revenues were $33,136,000, an increase of 60 percent over pro forma revenues for the registrant's fiscal year ended June 30, 1995 ("fiscal 1995") of $20,760,000. Pro forma results exclude A.J. Electronics ("A.J.") and Aeroscientific Corp. ("Aero"), which were sold during fiscal 1995. The increase results from the registrant's acquisition of SMTEK, Inc. in January 1996 and from increased sales at DDL Electronics Ltd.

Net income for fiscal 1996 was $1,598,000, or 9 cents per share, compared with a net loss of $323,000, or 2 cents per share, for fiscal 1995 (on a pro forma basis excluding A.J. and Aero). Results for each year include an extraordinary gain of approximately $2.4 million arising from negotiated debt reductions.

Revenues for the fiscal 1996 fourth quarter were $10,414,000, compared with $6,903,000 for the fourth quarter of last year. The increase results from inclusion of SMTEK's operations in the registrant's consolidated results in the latest quarter.

In the final quarter of fiscal 1996, DDL incurred a net loss of $1,089,000, or 5 cents per share, compared with a net loss of $1,816,000, or 11 cents per share, in last year's fourth quarter. The loss in the fiscal 1996 fourth quarter results primarily from goodwill amortization and interest expense associated with the debt issued to finance the SMTEK acquisition.


For further details, see the registrant's Current Report on Form 8-K dated September 24, 1996.

                            DDL Electronics, Inc.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 26, l996       By: /s/ Richard K. Vitelle
      --------------------         -----------------------------
                                    Richard K. Vitelle
                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal Violations (See 18 U.S.C. 1001).